UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

TABLE OF CONTENTS

ITEM
1. Minutes of the Meeting of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.
2. Notice to Shareholders

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

1.DATE, TIME, AND PLACE. Held on May 4, 2022, at 8:30a.m., at the headquarters of Getnet Adquirência e Serviços para Meios de Pagamento S.A. ("Company") in Av. Pres. Juscelino Kubitschek, no. 2041, 12th floor, Bloco A - Cond. WTORRE JK - Vila Nova Conceição – CEP 04543011 – São Paulo/SP, and by videoconference, in accordance with the Article 18, §4 of the Company’s bylaws.

2.NOTICE AND ATTENDANCE. Call notice was waived due to the attendance of all members of the Board of Directors.

3.MEETING BOARD. Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary.

4.AGENDA. Deliberating on the proposal for the distribution of interest on capital related to the accounting year of 2017.

5.RESOLUTIONS. After discussions and clarification, the member of the Board of Directors approved, unanimously and without reservations:

(i) the proposal presented by the Company’s Executive Board, ad referendum of the Annual Shareholders Meeting to deliberate on the account and financial statements of the accounting year which will last until December 31, 2022, and in compliance with the disposition set forth in the Article 19, “X” and “XVII” of the Company’s bylaws, of the statement and distribution of interest on capital related to the accounting year of 2017, as follows:

(a)Gross Amount: R$96,142,602.89, corresponding to R$0.04909436481 per common share, R$0.05400380129 per preferred share, and R$0.10309816610 per Unit;

(b)Net Amount (after deduction of the withholding income tax): R$81,721,212.48, corresponding to R$0.04173021009 per common share, R$0.04590323110 per preferred share, and R$0.08763344119 per Unit, except for immune and/or exempt shareholders.

For the shareholders registered on the Company’s bookkeeping by the end of June 14, 2022 (included) will be entitled to receive interest on capital as of June 27, 2022. Thus, as of June 15, 2022 (included), all shares issued by the Company shall be traded “Ex-Interest on Capital”.

Finally, (1) the interest on capital herein stated shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the accounting year of 2022; (2) the payments shall occur as of the date indicated above, with no compensation of monetary restatement; (3) the amount of interest on capital as proposed fits the limits settled in the tax legislation; and (4) the Board of Directors authorizes the Executive Board to take the actions necessary for the release of  the proper “Notice to Shareholders” disclosing the resolution herein taken.

The resolution taken by the Board of Directors were based on the informational material presented by the Executive Board, which shall be filed in the Company’s headquarters.

6.ENCERRAMENTO: CLOSURE: As there was nothing further to discuss, the meeting was closed ans these minutes drawn up, read, and sent for electronic signing by all the attendees. Meeting Board: Carlos Rey de Vicente – President; Daniela Mussolini Llorca Sanchez – Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio e Marcelo Augusto Dutra Labuto.

I certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, May 4, 2022.
Daniela Mussolini Llorca Sanchez
Secretary

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayers Registry no. 10.440.482/0001-54

Company Registry (NIRE): 35.300.567.064

NOTICE TO SHAREHOLDERS

Statement and payment of Interest on Capital

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. (“Company”), hereby informs its shareholders and the general Market that the Board of Directors, at the meeting held on the present date, approved the proposal of the Executive Board, ad referendum of the Annual Shareholders Meeting to deliberate on the account and financial statements of the accounting year of 2022, for the distribution of Interest on Capital pursuant to Article 19, items “X” and “XVII” and Article 36, items “I” and “III” of the Company’s bylaws, in the gross amount of R$96,142,602.89, which after the deduction of the withholding income tax, in compliance with the applicable law, result in a net amount of R$81,721,212.48, except for immune and/or exempt shareholders.

Class of Share	Interest on Capital (gross amount per share)	Interest on Capital (net amount per share)
Common (ON)	R$0.04909436481	R$0.04173021009
Preferred (PN)	R$0.05400380129	R$0.04590323110
Unit*	R$0.10309816610	R$0.08763344119

(*) One (1) Unit is comprised by one (1) common share and one (1) preferred share.

For the shareholders registered on the Company’s bookkeeping by the end of June 14, 2022 (included) will be entitled to receive interest on capital as of June 27, 2022. Thus, as of June 15, 2022 (included), all shares issued by the Company shall be traded “Ex-Interest on Capital”.

The payments of the amounts indicated above shall be made without compensation of monetary restatement by the Company or by The Bank of New York Mellon, as the case may be. Interest on Capital stated shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the accounting year of 2022.

Information regarding the US Record Date, payment date, or any further information related to the payment of interest on capital to the ADR holders may be obtained at www.adrbnymellon.com.

São Paulo, May 4, 2022.

Luciano Decourt Ferrari

Investor Relations Vice-President

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Chief Financial Officer